Apex Farms Corp.

1105 Monterey Place

Wilmington, DE 19809

August 31, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ms. Amy Geddes

Re:	Apex Farms Corp.

Offering Statement on Form 1-A/A

Filed August 10, 2018

File No. 024-10856

Dear Ms. Geddes:

We hereby submit the response of Apex Farms Corp. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 23, 2018, providing the Staff’s comment with respect to Amendment No. 1 to the Offering Statement on Form 1-A/A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 1-A/A filed August 10, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results

Results of Operations, page 26

1.	Please revise your discussion of operating results for the nine-months ended June 30, 2018 for consistency with financial information presented on the face of the unaudited financial statements beginning on page F-1.

Response: In response to the Staff’s comment, the discussion of operating results has been revised to reflect that the Company incurred a gross loss of $7,099 for the nine months ended June 30, 2018.

If you would like to discuss our response to the Staff’s comment or if you would like to discuss any other matters relating to the Offering Statement, please contact the undersigned at (302) 307-3668 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Sincerely,

Apex Farms Corp.

By:	/s/ Alexander M. Woods-Leo
Alexander M. Woods-Leo
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.